Issuer Free Writing Prospectus, dated March 13, 2006

Filed by: HRPT Properties Trust

Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-114285

HRPT Properties Trust

This information supplements the information contained in the preliminary prospectus supplement dated March 13, 2006 to Prospectus dated June 28, 2004.

Floating Rate Senior Notes due 2011

Issuer:	HRPT Properties Trust

Type of Offering:	SEC Registered

Ranking:	Senior Unsecured

Principal Amount:	$400,000,000

Maturity Date:	March 16, 2011

Trade Date:	March 13, 2006

Settlement Date:	March 16, 2006

Interest Accrual Date:	March 16, 2006

Public Offering Price:	100%

Underwriting Discount	.30%

Base Rate:	3-Month LIBOR

Spread:	Plus .60%

Interest Payment Period	Quarterly

Interest Payment Dates:	Each March 16, June 16, September 16 and December 16, commencing June 16

Interest Reset Period:	Quarterly

Interest Reset Dates	Each March 16, June 16, September 16 and December 16

Initial Interest Reset Date:	June 16, 2006

Interest Determination Dates:	The second London Business Day prior to each interest reset date

Day Count Convention:	Actual/360

Optional Redemption:	Redeemable on any interest payment date on or after September 16, 2006

Expected Ratings:	Baa2 / BBB

Use of Proceeds:	HRPT Properties Trust presently expects to use the net proceeds from the offering to prepay its $350 million bank term loan and to reduce amounts outstanding under its credit facility. HRPT

Properties Trust’s bank term loan bears interest at LIBOR plus a spread, currently 5.47% per annum.

Recent Development:

On March 13, 2006, HRPT Properties Trust borrowed an additional $145 million under its $750 million revolving credit facility, bringing the outstanding balance to approximately $562 million. HRPT Properties Trust intends to use the $145 million drawn under the credit facility to fund the acquisition of a portfolio of properties located in upstate New York for a purchase price of approximately $150 million. This pending acquisition was previously disclosed in the preliminary prospectus supplement dated March 13, 2006 under the caption “Recent Developments—Investments,” as being the subject of an executed purchase agreement between HRPT Properties Trust and a third-party. HRPT Properties Trust is currently a party to executed purchase agreements for two portfolios of properties (including the portfolio described in the preceding sentence) with an aggregate purchase price of $174.9 million.

Joint Book-Running Managers:	RBC Capital Markets and Wachovia Securities

Co-Lead Managers:	Merrill Lynch & Co. and UBS Investment Bank

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 212-858-7232.